Exhibit 3.1

ARTICLES OF AMENDMENT

OF

Recall Studios, Inc.

a Florida corporation

Recall Studios, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the “Act”), does hereby certify that pursuant to the provisions of Sections 607.0821, 607.0602 and 607.0603 of the Act, the Corporation hereby states as follows:

1.	The name of the corporation is Recall Studios, Inc.

2.	Pursuant to a Unanimous Written Consent of the Board of Directors of the Corporation dated July 31, 2018, the Board of Directors duly adopted the resolutions set forth below, and shareholder action was not required.

WHEREAS, the Articles of Incorporation of the Corporation authorize the issuance by the Corporation of 300,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock’’) and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established;

NOW THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby designate 1,000,000 shares of the Preferred Stock as the Series X Convertible Preferred Stock, par value $0.0001 per share (the “Series X Preferred Stock”), and the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES X CONVERTIBLE PREFERRED STOCK

Section 1. Powers and Rights of Series X Convertible Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as “Series X Convertible Preferred Stock” par value $0.0001 per share (the “Series X Preferred Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series X Preferred Stock shall be as set forth in these Articles of Amendment (this “Certificate of Designations”).

(a) Number. The number of authorized shares of the Series X Preferred Stock is 1,000,000 shares. Fractions of a share of Series X Preferred Stock may be issued.

(b) Dividends and Distributions. Holders of shares of Series X Preferred Stock shall be entitled to receive dividends and distributions as and when paid on the shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Corporation, on an as-converted basis, assuming that such shares of Series X Preferred Stock had been converted into shares of Common Stock immediately prior to the payment of such dividend or distribution and notwithstanding any limitations on such conversion as set forth herein, unless and until such shares of Series X are converted to Common Stock as set forth herein.

(c) Voting Rights. Holders of shares of Series X Preferred Stock shall be entitled to vote on an as converted basis with the shares of Common Stock, and voting with the Common Stock as one class, assuming that such shares of Series X Preferred Stock had been converted into shares of Common Stock immediately prior to the record date for such vote and notwithstanding any limitations on such conversion as set forth herein, unless and until such shares of Series X are converted to Common Stock as set forth herein.

(d) Preferences upon Liquidation. The Series X Preferred Stock shall not have any preferences in the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the Corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation (each, a “Liquidation Event”), but shall participate with the Common Stock on any distributions made to the Common Stock in connection with any Liquidation Event on an as converted basis, assuming that such shares of Series X Preferred Stock had been converted into shares of Common Stock immediately prior to the payment of such dividend or distribution and notwithstanding any limitations on such conversion as set forth herein, unless and until such shares of Series X are converted to Common Stock as set forth herein.

(e) Conversion. Each share of Series X Preferred Stock shall convert into shares of Common Stock subject to the following terms and conditions.

(i)	Upon the effectiveness of an amendment to the Articles of Incorporation of the Corporation (the “Articles”) following the date of the issuance of any shares of Series X Preferred Stock (the “Issuance Date”) which effects a reverse stock split of the Common Stock or increases the authorized shares of Common Stock of the Corporation, or a combination thereof, by an amount sufficient to enable the conversion of all issued and outstanding shares of Series X Preferred Stock, each whole share of Series X Preferred Stock then issued and outstanding shall, automatically and without any further action of any holder of the Series X Preferred Stock (each, a “Series X Holder”), convert into 450 (the “Conversion Ratio”) shares of Common Stock, with any fractional shares of Series X Stock being converted into a proportionate number of shares of Common Stock, and with any fractional shares of Common Stock issuable as a result of such conversion being rounded up to the next nearest whole share of Common Stock (the “Series X Conversion Shares”).

(ii)	No Series X Holder shall have any right to voluntarily effect conversions of the Series X Preferred Stock, and any such conversions shall be accomplished, if at all, solely pursuant to Section 1(e)(i).

(iii)	Upon any such conversion of the Series X Preferred Stock pursuant to the terms and conditions herein, the Corporation shall, upon surrender by the applicable Series X Holders of the certificate(s) representing the shares of Series X Preferred Stock to the Corporation, issue to the applicable Series X Holders the applicable number of Series X Conversion Shares and a new certificate for any remaining shares of Series X Preferred Stock held by such Series X Holders. In the event that a Series X Holder does not surrender to the Corporation the certificate(s) representing the shares of Series X Preferred Stock as required by this Section 1(e)(iii), the Corporation shall nonetheless have the right to record in the books and records of the Corporation the Series X Holder as the holder of the applicable Series X Conversion Shares and the applicable reduced number of shares of Series X Preferred Stock.

(iv)	Adjustments.

(A)	In the event of any forward or reverse split of the Common Stock following the Issuance Date, the Conversion Ratio of the Series X Preferred Stock shall be proportionately and equitably adjusted automatically. By way of example and not limitation, in the event of a one-for-two reverse split of the Common Stock, whereby each share of Common Stock is converted into one half of a share of Common Stock, each share of Series X Preferred Stock not so converted as of such time shall thereafter be convertible into 225 shares of Common Stock. By way of further example and not limitation, in the event of a two-for-one forward split of the Common Stock, whereby each share of Common Stock is converted into two shares of Common Stock, each share of Series X Preferred Stock not so converted as of such time shall thereafter be convertible into 900 shares of Common Stock.

(B)	In the event that at any time or from time to time after the Issuance Date, the Common Stock issuable upon the conversion of the Series X Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or reorganization provided for elsewhere herein), then and in each such event each Series X Holder shall thereafter have the right upon conversion to receive, the kind and amount of shares of stock and other securities, cash and property receivable upon such recapitalization, reclassification or other change, by holders of the number of shares of Common Stock which the Series X Holder would have received had it converted such shares immediately prior to such recapitalization, reclassification or other change, at the Conversion Ratio then in effect (the kind, amount and price of such stock and other securities to be subject to adjustments as herein provided). Prior to the consummation of any recapitalization, reclassification or other change contemplated hereby, the Corporation will make appropriate provision to ensure that each of the Series X Holders will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock otherwise acquirable and receivable upon the conversion of such Series X Holder’s Series X Preferred Stock, such shares of stock, securities or assets that would have been issued or payable in such recapitalization, reclassification or other change with respect to or in exchange for the number of shares of Common Stock which would have been acquirable and receivable upon the conversion of such Series X Holder’s Series X Preferred Stock had such recapitalization, reclassification or other change not taken place (without taking into account any limitations or restrictions on the timing or amount of conversions). In the event of such recapitalization, reclassification or other change, the formula set forth herein for conversion and redemption shall be equitably adjusted to reflect such change in number of shares or, if shares of a new class of stock are issued, to reflect the market price of the class or classes of stock issued in connection with the above described events.

(C)	If at any time or from time to time after the Issuance Date there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere herein) then, as a part of such reorganization, provisions shall be made so that the Series X Holders shall thereafter be entitled to receive upon conversion of their shares of Series X Preferred Stock the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled to receive had the Series X Holder converted such shares immediately prior to such capital reorganization, at the Conversion Ratio then in effect. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 1(e)(iv) with respect to the rights of the Series X Holders after such capital reorganization to the extent that the provisions of this Section 1(e)(iv) shall be applicable after that event and be as equivalent as may be practicable, including, by way of illustration and not limitation, by equitably adjusting the formula set forth herein for conversion and redemption to reflect the market price of the securities or property issued in connection with the above described events.

(D)	If any event occurs of the type contemplated by the foregoing provisions of this Section 1(e)(iv) but not expressly provided for by such provisions, then the Corporation’s Board of Directors will make an appropriate adjustment in the Conversion Ratio so as to protect the rights of Series X Holders of the Series B Preferred Stock; provided, however, that no such adjustment will decrease the Conversion Ratio as otherwise determined pursuant to this Section 1(e)(iv).

(v)	Reissuance. Shares of Series X Preferred Stock converted into Common Stock pursuant to the terms of this Certificate of Designations may not be reissued by the Corporation.

(vi)	Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of the Series X Preferred Stock. As to any fraction of a share of Common Stock as to which the Series X Holder would otherwise be entitled upon such conversion, the Corporation shall round such fractional share of Common Stock up to the next whole share of Common Stock.

(vii)	Transfer Taxes and Expenses. The issuance of Series X Conversion Shares on conversion of Series X Preferred Stock shall be made without charge to any Series X Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Series X Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Series X Conversion Shares upon conversion in a name other than that of the Series X Holders of such shares of Series X Preferred Stock, and the Corporation shall not be required to issue or deliver such Series X Conversion Shares unless or until the Person (as defined below) or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. For purposes hereof, “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

Section 2. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Series X Holders shall be in writing and delivered personally, by facsimile, via email with return receipt requested, sent by a nationally recognized overnight courier service, addressed to the Corporation at the primary offices of the Corporation. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, via email with return receipt requested, sent by a nationally recognized overnight courier service addressed to each Series X Holder at the email, facsimile, telephone number or address of such Series X Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Series X Holder. Any notice or other communication or delivery hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 2(a) prior to 5:30 p.m. (Eastern time); (ii) upon receipt of a return receipt if sent via email; (iii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 2(a) later than 5:30 p.m. (Eastern time) on any date and earlier than 11:59 p.m. (Eastern time) on such date, (iv) the second Business Day (as defined below) following the date of mailing, if sent by nationally recognized overnight courier service, or (v) upon actual receipt by the party to whom such notice is required to be given.

(b) Legend. Any certificates representing the Series X Preferred Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION ARE NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(c) Lost or Mutilated Series X Preferred Stock Certificate. If a Series X Holder’s Series X Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series X Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(d) Waiver. Any waiver by the Corporation or the Series X Holder of a breach of any provision of this Certificate of Designations shall not operate as, or be construed to be a waiver of, any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or the Series X Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(e) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

IN WITNESS WHEREOF, Recall Studios, Inc. has caused these Articles of Amendment to be signed by a duly authorized officer on this 3rd day of August, 2018.

Recall Studios, Inc.

/s/ Alexander Bafer
Name: Alexander Bafer
Title: Chief Executive Officer